ORRICK, HERRINGTON & SUTCLIFFE llp 1000 MARSH ROAD MENLO PARK, CALIFORNIA 94025 tel +1-650-614-7400 fax +1-650-614-7401 www.orrick.com

October 14, 2009	Louis D. Soto
(650) 614-7464
VIA EDGAR	lsoto@orrick.com
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549
Re:     Schedule 13E-3
Ladies and Gentlemen:
On behalf of Optel Acquisition Corp., a Delaware corporation, Optel Capital, LLC, a Delaware limited liability company, ZG Nevada Partnership, a Nevada limited partnership, ZG Nevada, Inc., a Nevada corporation, Dr. Bryan J. Zwan, an individual, and Al Zwan, an individual (collectively, the “Filing Persons”), filed herewith is the Schedule 13E-3 submitted in connection with the proposed “going private” merger transaction involving the Filing Persons and Digital Lightwave, Inc. (“DIGL”).
The Filing Persons intend to cause Optel Acquisition Corp. to merge with and into DIGL, with DIGL continuing as the surviving corporation, pursuant to a short-form merger under Section 253 of the Delaware General Corporation Law.
Should you have any questions, please contact me at (650) 614-7464.
Very truly yours,
/s/ Louis D. Soto
Louis D. Soto
cc:     Al Zwan (Optel Acquisition Corp.)